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E-mail: stephen.fox@agg.com
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October 13, 2010

VIA EDGAR

Mr. Duc Dang
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2009
Proxy Statement on Schedule 14A filed March 16, 2010

Dear Mr. Dang:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comments in your letter dated September 30, 2010 about the Company’s referenced filings.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Form 10-K for the year ended December 31, 2009

Note 12.  Employee Benefit and Stock Compensation Plans, page 65

1.
We note that real estate and other combine to represent 22% of plan assets at December 31, 2009 and that this percentage is expected to increase to 25% in 2010.  We also note that your disclosure indicates that for assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events; and that real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data, while hedge fund values are primarily valued based on net asset values (NAVs) calculated either by the fund or by the manager depending on the structure.  Please tell us in greater detail how you value hard to value assets held by the pension plan.  In particular tell us the significant assumptions used, how you determine that such assumptions are appropriate, whether you make any adjustments to appraised values or NAVs provided, and your basis for any such adjustments.

The Company relies on the financial statements of each fund, which are audited by reputable regional or national accounting firms, in valuing its fund investments. Additionally, the Company’s plan consultants on a quarterly basis provide to the Company a fund manager compliance summary report which helps the Company assure that the fund manager of the funds in which it invests use appropriate methodologies to value the assets of those funds. Some of the criteria that is evaluated include the fund manager’s continued adherence to compliant valuation policies, their updated SAS 70’s and audited financials.

Mr. Duc Dang
October 13, 2010

Due to differences in timing of audit completion or differences in the year end of the funds, audited financial statements of those funds may not be available at the time the Company releases its audited financial statements.  In situations where audited financial statements of the fund are not available at the time that the Company’s financial statements are issued, the Company uses the unaudited financial statements of the funds in which it invests in valuing the Company’s investments in those funds.  In such situations, the Company reviews the financial data included in such unaudited financial statements for reasonableness.  After the audited financial statements of those funds become available, the Company compares the reported values determined based upon the unaudited financial statements of the fund to the reported values which derive from the audited financial statements of the fund.  To date, we have not found any meaningful variance in the reported valuations as a result of these timing differences.

Exhibits

2.
It appears that exhibit (10)(p) omits exhibits that are referenced in the agreement.  Item 601(b)(10) requires you to file all material contracts in their entirety.  Please explain why the information was omitted or why the agreement itself is no longer material to investors.  Otherwise, please file the complete agreements with your next periodic report.

The Company will file the complete agreement comprising exhibit 10(p) with the Company’s Form 10-Q for the quarter ending September 30, 2010.

3.
We note that exhibits (10)(i) and (10)(p), evidencing your stock incentive plan amendments and your revolving credit agreement, are not executed.  Please tell us why you have not filed an executed copy of this agreement.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

The Company will file conformed versions of the executed exhibits 10(i) and 10(p) with its Form 10-Q for the quarter ending September 30, 2010.

Proxy Statement on Schedule 14A, filed March 16, 2010

General

4.	In future filings, please provide the information required by Item 401(e) of Regulation S-K for each of your directors.

Mr. Duc Dang
October 13, 2010

Please be advised that the information required by Item 401(e) of Regulation S-K for each of the Company’s directors is set forth in the text, table and footnotes appearing at pages 7-9 of the Proxy Statement on Schedule 14A.  In addition, for those directors who are also employees of the Company, such information appears at Item 4.A. of the Company’s Form 10-K for the year ended December 31, 2009.  Specifically, the Company notes that the second paragraph on page 7 of the Proxy Statement includes a brief discussion of the specific experience, etc., that led to the conclusion that the person should serves as director of the Company, the column of the table captioned “Principal Occupation” sets forth each person’s principal occupation during the past five years and the name and principal business any corporation or other organization in which such occupations and employment were carried on, and footnote 1 sets forth any other directorships held in any company with a class of securities registered under Section 12 of the exchange act or any other company covered by Item 401(e)(2) of Regulation S-K.

Performance – Based Plan, page 21

5.
Please tell us how you determine the accrual bonus amounts, between the ranges disclosed, after you concluded that the minimum performance requirements were exceeded.  Is there a straight line scale or is it discretionary?  Please confirm that you will provide similar clarification in future filings.

The amount of bonuses under each performance component of the Company’s Cash Incentive Plan are determined based upon straight line interpolation of the applicable formula for each such component without the use of discretion.  The Company will add disclosure to that effect in future filings.

Equity Based Awards, page 22

6.
Please tell us how you determine the stock award made to the named executive officers in 2009.  Your statement on page 23 that the awards are “purely discretionary” does not provide sufficient detail as to how and why you awarded the amounts you did in 2009.  Please confirm that you will provide similar disclosure in future filings.

As disclosed in the equity based awards section of the CD&A, the committee’s awards are purely discretionary and are not based on any specific formula.  While the individual performance of the employees is considered when awarding the stock, it is not based on any specific metric or other mathematical formula.  The primary factors influencing the committee’s discretion in determining the amount of each individual’s award was the committee’s subjective assessment of each individual’s respective past and anticipated future contribution to the management of the Company’s operations and strategic plans.  The Company will include appropriate disclosure of the foregoing in future filings.

Mr. Duc Dang
October 13, 2010

The Company has authorized us to advise you that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:         Mr. Harry J. Cynkus